SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Earnings Release

TIM

Living without borders

3Q08

TIM PARTICIPAÇÕES S.A. Announces its Consolidated
Results for the Third Quarter 2008

BOVESPA[1]
(lot = 1 share)
TCSL3: R$5.76
TCSL4: R$3.15

NYSE[1]
(1 ADR = 10 PN shares)
TSU: US$14.94

(1) Closing prices of November 4th, 2008

3Q08 Conference Call

Conference Call in English:
Nov 5th, 2008, at 11:00 AM Brasília
time. (08:00 AM US ET)

Conference Call in Portuguese:
Nov 5th, 2008, at 12:30 PM Brasília
time. (09:30 AM US ET)

For further information, please access the Company’s website: www.timpartri.com.br

IR Contacts:

Rogerio Tostes
rtostes@timbrasil.com.br
(55 21) 4009-3742

Fabio Levy
flcosta@timbrasil.com.br
(55 21) 4009-3446

Diego Aragão
dmaragao@timbrasil.com.br
(55 21) 4009-4017

Rio de Janeiro, November 5th, 2008 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the company which controls directly TIM Celular S.A. and indirectly TIM Nordeste S.A., announces its results for the third quarter 2008 (3Q08). TIM Participações S.A. (“TIM Participações” or “TIM”) provides telecommunication services through its operator subsidiaries throughout Brazil. TIM was the first Brazilian mobile operator with a national presence and is the largest GSM operator in South America. The following financial and operating information, except where otherwise indicated, is presented on a consolidated basis and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the third quarter of 2007 (3Q07), except when otherwise indicated.

3Q08 Highlights
  Total subscriber base ended 3Q08 with 35.2 million users (20.7% growth YoY). At the end of September, TIM registered 25.0% of market share with an estimated revenues share equal to 28%;

  TIM maintained ARPU stable at R$29.7 (vs. R$29.8 in 2Q08);

  MOU increased to 101 min/month (vs. 94 in 3Q07 and 100 in 2Q08), fueled by significant outgoing traffic growth;

  Net service revenue grew by 6.5% YoY and 3.2% QoQ to R$3,066 million;

  Gross VAS revenues totaled R$403 million up 25.2% YoY and accounted for 10% of total gross service revenue (compared to 8% in 3Q07);

  EBITDA totaled R$800 million to a margin of 23.8% up from 17.1% on reported 3Q07 and 22.2% adjusted 3Q07;

  Bad debt expenses returned to expected level (4.7% of the net service revenue). Total expenses amounted to R$143 million in 3Q08;

  SAC reached R$110 in the 3Q08, a drop of 14% from the R$129 in 3Q07;

  TIM ended 3Q08 with a net income of R$22.5 million;

  TIM generated a positive free cash flow of R$468 million in the quarter.

  CAPEX totaled R$511 million in 3Q08, representing 15% of net revenue;

  In September, TIM launched its fixed service under the brand name of TIM Fixo. Already available for over 300 cities in all Brazilian states. This was another important step toward our convergent strategy;

Message from Administration

We present hereunder our results for the third quarter of 2008. In this quarter, we can notice that the action plan implemented in the first semester, start showing a positive results in this quarter. Bad debt provision returned to expected level (accounting for 4.7% of our total net service revenues), we improved the promotions dynamics (aiming a selective growth in our subscriber base), and we also noticed an improvement on cost management.

In this quarter, we did not have relevant impact from telesales channel and from the “7 cents” promotion. Our operational indicators ARPU in R$29.7 and MOU in 101 minutes, remained solid and one of the best in class in Brazil, showing how selective and profitable has been our subscriber base growth, together with a restrict disconnection policy – for us, revenue share is the most important share indicator. Moreover, we maintain a strong position in the market mainly through the on-net tariff offers (fixed and wireless) and handset subsidies to post-paid segment.

Today, our services portfolio is no longer purely mobile offer. We initiated in September 12th an important step toward our convergent and innovative strategy, by launching the product “TIM Fixo”. Now, our clients can already take the advantage of full telecommunication services (mobile, fixed and broadband) within the same company. We are confident that any telecom company which aims success can not prevent from convergent offers. Our value added services reached 10% of our total gross service revenues.

We had an important regulatory issue this quarter, starting with the mobile and fixed number portability effectiveness and then with the preliminary approval of PGO by Anatel, which among other changes, granted the network unbundling. Our fixed service and mobile broadband are an alternative offer to the incumbent operators, especially after the network unbundling potential rule change. Now we can demonstrate that the convergent strategy initiated in 2007 is being worthwhile.

Net income reached R$22.5 million, compared to a net loss of R$34.0 million in the second quarter. Also, we are presenting below a solid financial position, with gross debt of R$4.1 billion and a cash and cash equivalent position of R$1.4 billion. The net debt over 12 month trailing EBTIDA points to a comfortable ratio of 0.95x – already including 3G license. It is important to emphasize that approximately 24% of our total debt is denominated in foreign currency, and it is 100% protected against foreign currency fluctuation through swap instruments.

Mario Cesar Pereira de Araujo

Operational Performance

The Brazilian mobile market reported a strong quarter, closing the 3Q08 with 140.8 million lines, 24.9% up from the 112.8 million registered in 3Q07. Penetration rate reached 73.2%, driven mostly by aggressive promotions in the pre-paid and post-paid segments, with high subsidies, outstanding SIM-card only sales and on-net call bonus. Year-to-date figures, Brazil has added 19.8 million of subscribers (or 54% higher than the same period of 2007).

Total market net additions were 7.6 million in 3Q08 or 25% higher than the third quarter of 2007 (6.1 million). The result is explained by intense commercial activities from major players during 2008 and also by the success of naked SIM-card sale.

TIM total subscriber base ended the quarter with 35.2 million clients, 20.7% up from 3Q07 and maintaining market share above 25.0% (drop of 0.9pp YoY), while the service revenues share, our primary focus, stood at the end of September in 28% (according internal estimates).

The pre-paid segment reached 28.4 million (25.8% up from 3Q07) while the post-paid subscriber base stood at 6.8 million users in the quarter (3.5% up from 3Q07). As for the client mix, the post-paid accounted for 19.4% of total subscriber base (still above the 18.8% peer average). We further enhance focus on post-paid segment through a selective approach on acquisition with focus on value and quality.

TIM added 1.4 million new clients in Q3, 17% lower than the same period of 2007 (1.7 million), with an 18% market share of net additions in the quarter. This performance reflects TIM’s conservative criteria in subsidy policy and rigid disconnection rule. Churn rate reached 9.4% in the quarter (up from 8.4% in 3Q07).

After the 3G launch through the brand name “TIM 3G+” in the 2Q08, we are already covering the main cities in Brazil. GSM coverage reached 93% of the country’s urban population, serving 2.8 thousand cities (8.9% higher than the 3Q07). GSM coverage counts with 100% of GPRS and 70% of EDGE.

Marketing Activities

In the third quarter we launched the offer ‘Bônus Tarifa Zero’ to post-paid segment (following Father’s day promotion). The promotion consisted in a free tariff for on-net local calls (from 60 minutes to 2.000 minutes according to the user’s plan). On top of that, clients might choose for free a new mobile handset from a large portfolio, depending on the plan.

Still on Father’s day, TIM launched the promotion ‘Use e Ganhe’ for pre-paid segment. The offer consists in R$60.00 of bonus for on-net local calls for every R$6.00 used in local and long distance calls. TIM is still gearing its promotional strategy to stimulate customer’s recharges.

In September, we set another milestone in Company’s convergence strategy: the fixed service under the brand name of ‘TIM Fixo’, already in more than 300 cities and covering all Brazilian states. The offer is R$29.90 and includes 250 minutes for F2F local, caller ID, voice mail, special tariff to TIM mobile users and other benefits such as receive SMS, conference and waiting calls.

‘TIM Fixo’ was an important step toward our convergent strategy that started back in 2006. Now we are an alternative player in the fixed environment, with a competitive price, an innovative solution and at a lower incremental cost. It is also important to mention that TIM Fixo has a key role in the fixed number portability roll-out phase.

Regarding the broadband, ‘TIM Web’ enhanced the current offer as to address different customer’s needs (for example, new package with speed of 600Kbps).

After pioneering the launch of the first notebook 100% connected in Brazil, through a partnership with HP, TIM announced another exclusive partnership with ASUS to offer the first “Netbook” in Brazil with mobile broadband through our USB modem.

At the end of the second quarter, TIM launched another innovative service, under the brand name ‘TIM TV’, a mobile TV service that provides some of the majors media content channel such as MTV, CNN International, Discovery, Cartoon Network and others. The initially offer provides twelve TV channels contents, served through three airtime packages (30 min, 120 min and 1 day access).

In terms of traditional VAS, in August, ‘TIM Torpedo’ promotion came back to enhance the SMS offer portfolio. The promotion consists in a package of R$3.99 for 50 SMS.

All-in-all, TIM is focusing on simplicity and innovation to offer complete mobile communication solutions for a large variety of customer’s profiles. This strategy aims TIM to facilitate the client’s life, empower and add value to its brand and capture the market growth opportunities.

Financial Performance

Selected financial data – Revenue 1

	3Q08	3Q07	% Y-o-Y	2Q08	% Q-o-Q
R$ thousands
Gross Revenues	4,680,558	4,436,365	5.5%	4,454,459	5.1%
Telecommunications Services	4,170,502	3,937,156	5.9%	4,053,363	2.9%
Usage and Monthly fee	2,094,482	2,025,237	3.4%	2,053,784	2.0%

Long distance	513,158	461,317	11.2%	482,966	6.3%
Interconnection	1,136,041	1,106,707	2.7%	1,088,339	4.4%
Value added services - VAS	402,924	321,927	25.2%	397,054	1.5%
Others	23,897	21,968	8.8%	31,220	-23.5%

Handset sales	510,056	499,209	2.2%	401,096	27.2%
Discounts and deductions	(1,322,764)	(1,272,978)	3.9%	(1,268,384)	4.3%
Taxes and discounts on services	(1,104,757)	(1,059,215)	4.3%	(1,082,699)	2.0%
Taxes and discounts on handset sales	(218,007)	(213,763)	2.0%	(185,685)	17.4%

Net Revenues	3,357,794	3,163,387	6.1%	3,186,075	5.4%
Services	3,065,745	2,877,941	6.5%	2,970,664	3.2%
Handset revenues	292,049	285,446	2.3%	215,411	35.6%

				Note: (1) Consolidated data

Outgoing MOU rose 19% YoY

Total gross revenues reached R$4.68 billion, 5.5% up from 3Q07 and 5.1% up from 2Q08. The main highlights are presented as follow:

Usage and Monthly fee revenues reached R$2,094 million. On a yearly basis, 3.4% growth was supported by subscriber base expansion and MOU performance, but partially offset by the reduction in the monthly fee, post-paid mix decline, and more importantly by the last trickle of seven cents promotion effects which completely expired by mid September.
It is worth to mention that MOU in 3Q08 reached 101 min/month or 7.5% higher than the 94 min/month in 3Q07. TIM continues to use traffic promotion as a way to leverage outgoing usage pattern in the long term, as an example, outgoing MOU increased 19% compared to 3Q07.

Long distance revenues reached R$513 million (11.2% YoY and 6,3% QoQ), mainly due to promotions targeting pre-paid segment that showed strong price/elasticity, impacting LD market share and higher traffic through the 41 code.

Interconnection revenues grew by 2.7% YoY and 4.4% QoQ to R$1,136 million. In this quarter interconnection showed a recovery trend, mainly due to promotion adjustment. In 3Q08 we also had a positive impact due to VU-M adjustment in average of 2%, coupled with higher traffic volume. Incoming MOU remained flat QoQ and dropped 16% YoY. Gross interconnection revenue accounted for 24% of total gross revenue (and compared to 25% a year ago).

VAS Revenue: 10% of gross service revenue
Gross VAS revenues, which also includes data transmission, stood at R$403 million in the quarter. The year-over-year growth reached 25.2% and accounted for 10% of total gross service revenue (compared to 8% in the same period of last year). TIM maintained its VAS offers stimulating the usage, through attractive data package offers, complete smart-phones portfolio and extensive content partnerships. The 3G launching in the 2Q08 was a key tool to enhance our data offers, improving speed and quality to our broadband access. Quarterly performance of 1.5% growth can be explained by new SMS offers to further stimulate data traffic patterns.
Innovative services (including broadband) accounted for 72% of total gross VAS revenue in the quarter, compared to 49% and 59% in the 3Q07 and 2Q08, respectively. The performance was largely impacted by our TIM Web offer, also leveraged by 3G speed and enlarging current offer. On a yearly basis, innovative service revenues grew by 83% YoY.

Total net revenue reached R$3,358 million in the quarter which represented a growth of 6.1% and 5.4% compared with the 3Q07 and 2Q08, respectively. The growth was largely supported by local service, long distance and VAS services.

Net handsets revenue amounted to R$292 million in the 3Q08, a small increase of 2.3% on year-over-year basis. In 3Q07 we had an extraordinary reduction in handset revenue of R$55 million, following receivables write-off. After adjusting for this one-time event, our net handset revenue would have decreased 14.1% on YoY basis (as a result of lower handset average price). Handset revenue rose significantly 35.6% QoQ, following handset volume sales increase of 21% QoQ and better portfolio mix – as a result of a targeted, more aggressive approach to handset sales in the post-paid segment (started in the Father’s Day campaign). SIM-Card only sales represent over 50% of total gross additions.

ARPU stood still	TIM registered an average revenue per user (ARPU) of R$29.7 in the 3Q08, stable compared with R$29.8 presented in the last quarter. Year-over-year drop of 13% is partially explained by the increase of 26% in the pre-paid segment (following market trend) and the post-paid mix drop.

Selected financial data – Operating Costs and Expenses 1

	3Q08	3Q07	% Y-o-Y	2Q08	% Q-o-Q
R$ thousands
Operating Expenses	(2,557,960)	(2,621,251)	-2.4%	(2,549,414)	0.3%
Personnel expenses	(152,654)	(149,427)	2.2%	(168,697)	-9.5%
Selling & marketing expenses	(715,019)	(674,699)	6.0%	(665,621)	7.4%
Network & interconnection	(1,077,171)	(996,524)	8.1%	(1,072,570)	0.4%
General & administrative	(101,496)	(102,812)	-1.3%	(107,984)	-6.0%
Cost Of Goods and Service	(378,071)	(420,674)	-10.1%	(324,831)	16.4%
Bad Debt	(143,251)	(275,371)	-48.0%	(203,327)	-29.5%
Other operational revenues (expenses)	9,702	(1,744)	-656.3%	(6,384)	-252.0%

				Note: (1) Consolidated data

Operating Costs and Expenses

Operating costs and expenses totaled R$2,558 million in 3Q08, a decrease of 2.4% on a yearly basis. The good cost control was backed by lower bad debt expenses, COGS and G&A, which offset selling expenses and network/interconnection cost increase.

Personnel expenses totaled R$153 million in 3Q08, an increase of 2.2% compared to the 3Q07. As a percentage of net revenue, personnel expenses represented 4.5% in 3Q08.

Selling expenses totaled R$715 million, 6.0% up when compared to 3Q07. The increase is explained by higher commission expenses from recharge (given that pre-paid base grew by 25.8% YoY), higher annual Fistel tax provision and higher outsourced expenses which are linked to a more intensive commercial activities in the period (gross adds was up 14% on YoY basis).

Network and interconnection cost came in at R$1,077 million in 3Q08, flat when compared with the 2Q08 and 8.1% up from R$997 million posted in 3Q07. Yearly increase is mainly due to fixed network costs increase (leased lines, network maintenance and data transmition leveraged by 3G service). Interconnection cost remained flat YoY even though outgoing traffic volume increased by 45% YoY, showing a better traffic mix and largely concentrated in on-net traffic.

General and administrative expenses (G&A) ended 3Q08 amounting to R$101 million, slightly decrease of 1.3% when compared to 3Q07 but a significant drop of 6.0% when compared to 2Q08. The quarter-over-quarter comparison was mainly due to lower third-party services (especially consulting) and others expenses related to administrative services. In the 3Q08, G&A expenses represented 3.0% of the total net revenue, compared with 3.4% in 2Q08 and 3.3% in 3Q07.

Costs of good sold (mainly handset and modem) reached R$ 378 million in the 3Q08 or a decrease of 10.1% from 3Q07, mainly due to a lower handset average price (US$ depreciation and economy of scale) which partially offset the increase in handset sale volume.

When compared to 2Q08, it registered an increase of 16.4% due to higher handset volume sales of 21% in the period. Quarterly increase reflects a more aggressive approach on handset, in order to enhance acquisition of post-paid segment and retention program nationwide, anticipating number portability introduction and new entrants launch.

Bad debt expenses in this quarter returned to the expected level (or 4.7% of net service revenue), and without additional impact from the telesales channel. Total expense amounted to R$143 million in 3Q08 versus R$203 million in the 2Q08 and R$275 million in the 3Q07, which represented 6.8% and 9.6% of net service revenue, respectively. Worth mentioning that 3Q07 figures was impacted by an extraordinary write-off of receivables from handset sales (R$119 million were accounted under bad debt expenses at that time).

Other net operating revenues totaled R$9.3 million in the 3Q08, versus R$2.2 million expenses in 3Q07, partially explained by higher fines and other operational revenue.

Subscriber acquisition costs (SAC) reached R$110 in the 3Q08, a drop of 14% from the R$129 in 3Q07 mainly due to consistent segmented approach, with commission and subsidy based on profitability. It is important to mention that in the same period, TIM reported an increase of 14.4% in gross addition. SAC/ARPU ratio stood at 3.7 months in 3Q08 (vs. 3.8 in 3Q07 and below the 4.0 months in 2Q08).

EBITDA

Third-quarter EBITDA (earnings before interests, taxes, depreciation and amortization) totaled R$800 million, R$258 million above the 3Q07 (R$542 million) and R$163 million above the 2Q08 (R$637 million).

•On yearly comparison, EBITDA gain was backed by strong top line (local, long distance and VAS) and cost control. In 3Q07, EBITDA were negatively impacted by extraordinary effect from handset receivables write-off of R$173 million. When adjusting 3Q07 EBITDA, year-over-year growth would have been 11.8% (R$715 million).

•On quarterly basis, EBITDA gain can be explained by top line performance, bad debt recovery and fixed cost under control

EBITDA margin reached 23.8% in this quarter (6.7p. p. and 3.8p. p. up from 3Q07 and 2Q08 results respectively). When normalizing 3Q07, EBITDA margin in that quarter would have been 22.2% (or 1.6p. p. lower than 3Q08).

Depreciation and Amortization

Depreciation and amortization amounted to R$618.0 million, 8.6% higher than the R$569.3 million reported in the 3Q07. The increase is mainly explained by expansion of intangible assets such as IT (software) and 3G license.

EBIT

EBIT (earnings before interest and taxes) totaled R$181.8 million in the 3Q08, compared with a negative operating result of R$27.1 million in 3Q07 and a positive EBIT of R$40.3 million in 2Q08, as consequence of the EBITDA margin recover.

Net Financial Result

Net financial expenses totaled R$118.4 million in the quarter, up 46.3% from the R$80.9 million in the 3Q07, impacted by higher interest expenses related to the NPV of 3G license acquisition (R$35.7 million in 3Q08 - which started to be accounted in the 2Q08).

Income and Social Contribution Taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions provided by tax law. In the 3Q08, income and social contribution taxes expenses totaled R$39.6 million.

Net Income

TIM ended the quarter with a net profit of R$22.5 million, recovering from a loss of R$126.9 million and R$34.1 million in the 3Q07 and 2Q08, respectively.

CAPEX

Investments totaled R$511 million in the third quarter, representing 15% of net revenue. R$417 million or 82% of total CAPEX came from IT and Network following our coverage expansion and 3G network deployment. Year-to-date CAPEX (including the 3G license) amounted in R$2.5 billion. In 3Q08 we started the project in Rio de Janeiro to implement a metropolitan network that will replace great volume from leased lines, following the 3G/HSPA entrance.

Net financial position and free cash flow

Gross debt amounted in R$4,105 million (of which 41% long term), stable when compared with 2Q08 and already including 3G license. Company’s debt is composed by long-term financing from BNDES (Brazilian Development Bank) and BNB (Banco do Nordeste do Brasil), as well as borrowings from other local financial institutions. Approximately 24% of our total debt is denominated in foreign currency, and it is 100% protected against foreign currency fluctuation through swap instruments.

Cash and cash-equivalents reached R$1,363 million, mainly due to a positive net cash flow generated in the 3Q08 (R$468 million). Company’s net debt (gross debt less cash and cash-equivalents) totaled R$2,743 million, compared to R$3,210 million reported at the end of the 2Q08.

Operating free cash flow was positive in R$633 million, backed by an EBITDA of R$800 million, positive working capital variation of R$344 million and Capex of R$511 million. Non-operating free cash flow in 3Q08 stood at negative R$165 million. TIM generated a positive free cash flow of R$468 million in the quarter.

Changing in Accounting Rule for Unclaimed Dividends

In 2008 fiscal year, company and its subsidiaries has decided to change the accounting treatment to unclaimed dividends by booking the unclaimed dividend directly in the shareholders’ equity, similar to a share contribution.

This change has an objective to adequate the accounting rule to the best international accounting practice.

No impact in 2008 fiscal year has occurred due to the aforementioned accounting change, given that such procedures took place on September 2008. Pro-forma impact on 2007 fiscal year resulted in a reduction of R$5.1 million in consolidate figures.

Ownership Breakdown

OWNERSHIP BREAKDOWN	Common	%	Preferred	%	Total	%
TIM BRASIL SERVICOS E PARTICIPACOES S/A	649,205,378	81.32	987,987,984	63.93	1,637,193,362	69.85
OTHERS	149,145,599	18.68	557,487,576	36.07	706,633,175	30.15
TOTAL	798,350,977	100	1,545,475,560	100	2,343,826,537	100

Recent Events

• TIM Fixo: On September 12th, we gave an important step heading to the convergent strategy with TIM Fixo launch. It is not only a way to capture additional sources of revenue but also fulfill customer’s total communication needs. We expect to be present at ~60% of Brazil population and following closely the number portability roll-out opportunities.

• Implementation of metropolitan network: The project aimed to reduce the dependence of leased lines and support our traffic expansion, especially after the 3G/HSPA launch. It started in Rio de Janeiro mainly due to the high traffic demand expected and eased local infra-structure to pass optical fiber.

• BNDES: During 3Q08, BNDES (Brazilian Development Bank) approved a credit line of R$1.5 billion to TIM, aiming the investment plan for 2008-2013 in network and information technology.

About TIM Participações S.A.

Through its subsidiaries, TIM Participações is Brazil’s largest personal mobile telephony operator, employing GSM (Global System for Mobile Communications) technology. The Company operates under its subsidiaries, TIM Celular S.A. and TIM Nordeste S.A.

Focused on sustainable and profitable growth, TIM concentrates its operations in higher-value customers in all of its business segments: prepaid, postpaid and corporate. Towards this aim, the Company has invested heavily in quality enhancement and differentiating its products and services, while seeking to develop innovative and low-cost offerings.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia Group. Since the launch of its operations in Brazil, the Telecom Italia Group has maintained a strong focus on its brand, which today enjoys nationwide recognition and is synonymous with innovation and the first choice of customers, especially in the corporate business.

• Largest GSM mobile operator in number of clients.

• The largest mobile data transmission network.

• Launch of 3G with no need to change the SIM Card or tariff plan.

• Launch of fixed service, through the brand name of ‘TIM Fixo’.

• A convergent company that provides: mobile, fixed and broadband services.

TIM Participações has the largest mobile data transmission network in Brazil, using GPRS (General Packet Radio Service) and EDGE (Enhanced Data rates for Global Evolution) technologies, which enable internet connections from any mobile device (laptops, personal digital assistants – PDAs, and mobile handsets) without requiring a modem, at any time and in any location covered by the Company’s GSM network. 3G come to enhance the data transmissions making possible the competition on the broadband market.

TIM Participações´s shares are traded in São Paulo Stock Exchange (Bovespa: TCSL3 and TCSL4) and in New York Stock Exchange (NYSE: TSU).

Disclaimer

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Attachments

Attachment 1:	Balance Sheet (BR GAAP)
Attachment 2:	Income Statements (BR GAAP)
Attachment 3:	Cash Flow Statements (BR GAAP)
Attachment 4:	EBITDA Calculation Statement (BR GAAP)
Attachment 5:	Consolidated Operational Indicators
Attachment 6:	Glossary

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: www.timpartri.com.br

     Attachment 1
TIM PARTICIPAÇÕES S.A.
Balance Sheet (BR GAAP) (R$ Thousand)

DESCRIPTION	Sep/2008	Jun/2008%

ASSETS	15.171.455	14.887.678	1,9%

CURRENT ASSETS	5.165.853	4.796.951	7,7%
Cash and cash equivalents	1.334.437	853.912	56,3%
Short-term investments	28.361	50.234	-43,5%
Accounts receivable	2.649.900	2.687.491	-1,4%
Inventories	334.441	257.021	30,1%
Recoverable Taxes	495.852	507.182	-2,2%
Deferred income and social contribution taxes	-	4.204	-
Prepaid expenses	297.550	398.554	-25,3%
Other assets	25.312	38.353	-34,0%

NONCURRENT	10.005.602	10.090.727	-0,8%
Noncurrent assets
Long-term investments	10.907	7.122	53,1%
Recoverable Taxes	229.470	220.184	4,2%
Judicial deposits	137.510	123.143	11,7%
Prepaid expenses	11.409	9.085	25,6%
Other assets	7.268	7.268	0,0%

PERMANENT ASSETS
Investments	3.942	4.357	-9,5%
Property, plant and equipment	4.681.720	4.706.276	-0,5%
Intangibles	4.764.834	4.844.205	-1,6%
Deferred	158.542	169.087	-6,2%

LIABILITIES	15.171.455	14.887.678	1,9%

CURRENT LIABILITIES	5.340.102	5.073.519	5,3%
Suppliers	2.109.642	1.922.331	9,7%
Loans and financing	1.245.360	1.262.823	-1,4%
Salaries and related charges	134.983	115.875	16,5%
Taxes, charges and contributions	547.843	485.359	12,9%
Authorizations payable	1.163.848	1.128.150	3,2%
Dividends and interest on shareholders’ equity payable	22.097	31.880	-30,7%
Other liabilities	116.329	127.101	-8,5%

NONCURRENT LIABILITIES	2.190.692	2.205.670	-0,7%
Loans and financing	1.696.227	1.723.483	-1,6%
Provision for contingencies	258.638	251.883	2,7%
Pension plan	7.377	7.377	0,0%
Asset retirement obligations	207.781	202.258	2,7%
Other liabilities	20.669	20.669	0,0%

SHAREHOLDERS' EQUITY	7.640.661	7.608.489	0,4%
Capital	7.613.610	7.613.610	0,0%
Capital reserves	34.330	34.330	0,0%
Income reserves	102.546	102.546	0,0%
Retained earnings	2.986	-
Net Profit (Loss) for the period	(112.811)	(141.997)	-20,6%

 Attachment 2
TIM PARTICIPAÇÕES S.A.
Income Statements (BR GAAP) (R$ Thousand)

DESCRIPTION	3Q08	3Q07%		9M08	9M07%

Gross Revenues	4.680.558	4.436.365	5,5%	13.353.931	12.547.209	6,4%
Telecommunications Services	4.170.502	3.937.156	5,9%	12.120.913	11.199.039	8,2%
Usage and Monthly fee	2.094.482	2.025.237	3,4%	6.100.314	5.609.665	8,7%
Long distance	513.158	461.317	11,2%	1.485.454	1.367.788	8,6%
Interconnection	1.136.041	1.106.707	2,7%	3.325.558	3.315.172	0,3%
Value added services - VAS	402.924	321.927	25,2%	1.127.046	841.690	33,9%
Others	23.897	21.968	8,8%	82.541	64.724	27,5%
Handset sales	510.056	499.209	2,2%	1.233.018	1.348.170	-8,5%
Discounts and deductions	(1.322.764)	(1.272.978)	3,9%	(3.817.104)	(3.481.081)	9,7%
Taxes and discounts on services	(1.104.757)	(1.059.215)	4,3%	(3.246.841)	(2.877.700)	12,8%

Taxes and discounts on handset sales	(218.007)	(213.763)	2,0%	(570.263)	(603.381)	-5,5%
Net Revenues	3.357.794	3.163.387	6,1%	9.536.827	9.066.128	5,2%
Services	3.065.745	2.877.941	6,5%	8.874.072	8.321.339	6,6%
Handset revenues	292.049	285.446	2,3%	662.755	744.789	-11,0%
Operating Expenses	(2.557.960)	(2.621.251)	-2,4%	(7.564.968)	(7.116.229)	6,3%
Personnel expenses	(152.654)	(149.427)	2,2%	(483.976)	(458.231)	5,6%
Selling & marketing expenses	(715.019)	(674.699)	6,0%	(1.978.781)	(1.865.121)	6,1%

Network & interconnection	(1.077.171)	(996.524)	8,1%	(3.194.288)	(2.805.019)	13,9%
General & administrative	(101.496)	(102.812)	-1,3%	(333.259)	(323.385)	3,1%
Cost Of Goods and Service	(378.071)	(420.674)	-10,1%	(966.137)	(1.060.701)	-8,9%
Bad Debt	(143.251)	(275.371)	-48,0%	(618.279)	(616.744)	0,2%
Other operational revenues (expenses)	9.702	(1.744)	-	9.752	12.972	-24,8%

EBITDA	799.834	542.136	47,5%	1.971.859	1.949.899	1,1%
EBITDA - Margin over total net revenues	23,8%	17,1%	6,7 p.p	20,7%	21,5%	-0,8 p.p

Depreciation & amortization	(617.988)	(569.252)	8,6%	(1.786.360)	(1.721.503)	3,8%
Depreciation	(335.624)	(338.563)	-0,9%	(982.043)	(1.051.396)	-6,6%
Amortization	(282.364)	(230.689)	22,4%	(804.317)	(670.107)	20,0%
EBIT	181.846	(27.116)	-	185.499	228.396	-18,8%
EBIT - Margin over total net revenues	5,4%	-0,9%	6,3 p.p	1,9%	2,5%	-0,6 p.p

Other non-operational revenues (expenses)	(1.378)	(10.931)	-87,4%	(3.445)	(14.641)	-76,5%
Net Financial Results	(118.360)	(80.892)	46,3%	(233.588)	(225.610)	3,5%
Financial expenses	(208.219)	(141.507)	47,1%	(579.315)	(356.151)	62,7%
Financial income	89.859	60.615	48,2%	345.727	130.541	164,8%
Income (loss) before taxes and Minorities	62.108	(118.939)	-	(51.534)	(11.855)	334,7%
Income tax and social contribution	(39.579)	(8.010)	394,1%	(67.934)	(100.577)	-32,5%
Net Income (Loss)	22.529	(126.949)	-	(119.468)	(112.432)	6,3%

Attachment 3
TIM PARTICIPAÇÕES S.A.
Cash Flow Statements (BR GAAP) (R$ Thousand)

	3Q08	3Q07

EBIT	181,846	(27,116)

Depreciation and Amortization	617,988	569,252
Capital Expenditures	(510,724)	(344,492)
Changes in Net Operating Working Capital	343,677	27,862

FREE OPERATING CASH FLOW	632,787	225,506

Income and Social Contribution Taxes	(35,375)	4,603
Dividends and Interest on Own Capital	(140)	(204)
Net Financial Income	(118,360)	(80,892)
Other changes	(11,238)	35,960

NET CASH FLOW	467,674	184,973

Attachment 4
TIM PARTICIPAÇÕES S.A.
EBITDA (R$ Thousand)

EBITDA Reconciliation	3Q08	3Q07

Net Profit (Loss)	22,529	(126,949)
(+) Provision for Income Tax and Social Contribution	(39,579)	(8,010)
(+/-) Non-Operational Results	(1,378)	(10,931)
(+/-) Net Financial Results	(118,360)	(80,892)
EBIT	181,846	(27,116)
(+) Amortization and Depreciation	(617,988)	(569,252)
EBITDA	799,834	542,136

     Attachment 5
TIM PARTICIPAÇÕES S.A.
Consolidated Operational Indicators

	3Q08	2Q08	3Q07	QoQ %	YoY %

Estimated Population in the Region (million)	198.8	198.1	189.8	0.3%	4.7%
Municipalities Served - GSM	2,765	2,733	2,538	1.2%	8.9%
Brazilian Wireless Subscriber Base (million)	140.8	133.2	112.8	5.7%	24.9%
Estimated Total Penetration	70.8%	67.2%	59.4%	3.6 p.p.	11.4 p.p.
Market Share	25.0%	25.4%	25.9%	-0.5 p.p.	-0.9 p.p.
Total Lines	35,206,430	33,814,899	29,159,522	4.1%	20.7%
Prepaid	28,386,108	26,993,482	22,570,834	5.2%	25.8%
Postpaid	6,820,322	6,821,417	6,588,688	0.0%	3.5%
Gross Additions	4,572,776	4,045,917	3,996,155	13.0%	14.4%
Net Additions	1,391,531	1,281,900	1,681,220	8.6%	-17.2%
Churn	9.4%	8.4%	8.4%	0.9 p.p	1.0 p.p
TOTAL ARPU	R$29.7	R$29.8	R$34.0	-0.6%	-12.7%
TOTAL MOU	101	100	94	0.6%	7.4%
Investment (R$ million)	510.7	1,706.3	344.5	-70.1%	48.3%
Employees	10,173	10,253	9,854	-0.8%	3.2%

Attachment 6

Glossary

Financial Terms	Operating indicators

EBIT = Earnings before interest and tax
EBITDA = Earnings before interest, tax, depreciation and amortization
EBITDA Margin = EBITDA/ Net Operating Revenue
CAPEX – (capital expenditure) capital investment
Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions
Net debt = gross debt – cash
PL – Shareholders ’ Equity

Technology and Services

TDMA = Time Division Multiple Access
GSM = Global System for Mobile Communications – A system storing and coding cell phone data, such as user calls and data, enabling a user to be recognized anywhere in the country by the GSM network. The GSM is now the standard most used in the world.
EDGE = Enhanced Data rates for Global Evolution technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speeds that can reach up to 200 Kbps, depending on the handset model.
SMS = Short Message Service – ability to send and receive alphanumerical messages.

Customers = Number of wireless lines in service
Gross additions = Total of customers acquired in the period
Net additions = Gross Additions – number of customers disconnected
Market share = Company ’s total number of customers / number of customers in its operating area
Marginal Market share = participation of estimated net additions in the operating area.
Market penetration = Company ’s total number of customers + estimated number of customers of competitors / each 100 inhabitants in the Company ’s operating area
Churn rate = number of customers disconnected in the period
ARPU = Average Total Net Service Revenue– per per customers in the period
Blended ARPU = ARPU of the total customer base (contract + prepaid)
Contract ARPU = ARPU of contract service customers
Prepaid ARPU = ARPU of prepaid service customers
MOU = minutes of use – monthly average. in minutes of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU = MOU of contract service customers
Prepaid MOU = MOU of prepaid service customers
SAC = Customer acquisition cost = (marketing expenses + commission + Fistel + “ comodato ” + costs of retention)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 05, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.